U.S. SECURITIES AND EXCHANGE
                        COMMISSION WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

|_| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K |X| Form 10-Q and Form 10-QSB |_| Form N-SAR

For Period Ended:  September 30, 2006

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended: |_|

Read Attached Instruction Sheet Before Preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


Part I - Registrant Information

Full Name of Registrant: BrightStar Information Technology Group, Inc.


Former Name if Applicable:

Address of Principal Executive Office: 6160 Stoneridge Mall Road, Suite 250

City, State and Zip Code: Pleasanton, CA 94588

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                         (Attach Extra Sheets if Needed)

The registrant requires additional time to substantiate and verify the accuracy of its financial reports. The registrant is in the process of preparing and reviewing its financial information. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant fiscal quarter, as well as the completion of the required review of its financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original date.


Part IV - Other Information

1. Name and telephone number of person to contact in regard to this notification:

      John Coogan                      570                    517-3517
         (Name)                     (Area Code)              (Telephone
                                                               Number)

2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the answer is no, Identify report(s).

                                 |_| Yes |X| No

Form 8-K related to debt incurred in conjunction with the acquisition. On January 4, 2006, the Company entered into a $1.8 million three year convertible promissory note with Stellar McKim LLP to fund the Neulogic Media LLC acquisition. The note accrues interest at a rate of 9.0%. Interest is to be paid annually beginning January 4, 2007 and on the same date every year thereafter. The Company has the option to convert any amounts due and payable into the Company's common stock based on the weighted average closing market price of the Company's common stock.


3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  |_|Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                  BrightStar Information Technology Group, Inc.
                       (Name of Registrant as specified in
                                    charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date: November 13, 2006                 By:  /s/ John Coogan
                                             -----------------------------------
                                             John Coogan
                                             Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.